Exhibit 99.1

Cheer Holding Announces Pricing of $8.5 Million Public Offering

BEIJING, Oct. 01, 2025 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced that it has priced a best-efforts public offering with gross proceeds to the Company expected to be approximately $8.5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrants offered.

The offering is comprised of 12,686,565 units (each a “Unit”), consisting of one Class A ordinary share of the Company, par value $0.001 per share (the “Class A Share”), or in lieu thereof, a pre-funded warrant, one series A warrant to purchase one Class A Share (“Series A Warrant”) and one series B warrant to purchase one Class A Share (“Series B Warrant”). The public offering price of a Unit is $0.67. Each of the Series A Warrant and the Series B Warrant will have an exercise price of $0.7035 per Class A Share and be exercisable beginning on the issuance date and ending on the one year anniversary of the issuance date. In addition, a holder of the Series B Warrant may also effect a “zero exercise price” option at any time while the Series B Warrants are outstanding. Under the zero exercise price option, the holder of Series B Warrants will receive 5.1235 Class A Shares for each Series B Warrant exercised.

The offering is expected to close on or about October 2, 2025, subject to satisfaction of customary closing conditions.

Univest Securities, LLC is acting as sole placement agent for the offering. The Company intends to use the net proceeds from the offering for general working capital purposes and other general corporate purposes, including sales and marketing expenses for user acquisition.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-289372) previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on September 30, 2025. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a written preliminary prospectus and final prospectus that will form a part of the registration statement. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive digital eco-system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as CHEERS Telepathy, CHEERS Video, CHEERS e-Mall, CHEERS Open Data, CheerReal, CheerCar, CheerChat, Polaris Intelligent Cloud, AI-animated short drama series, short video matrix, variety show series, Livestreaming, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s digital ecosystem, the Company is committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, that the Company will close on the offering. The Company is subject to a number of risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 10, 2025. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)